Exhibit 99.2

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE THREE-AND SIX-MONTH PERIODS ENDED MAY 31, 2024

The following Management’s Discussion and Analysis (“MD&A”) provides Management’s point of view on the financial position and results of operations of Theratechnologies Inc., on a consolidated basis, for the three- and six-month periods ended May 31, 2024, compared to the three- and six-month periods ended May 31, 2023. Unless otherwise indicated or unless the context requires otherwise, all references in this MD&A to “Theratechnologies”, the “Company”, the “Corporation”, “we”, “our”, “us” or similar terms refer to Theratechnologies Inc. and its subsidiaries on a consolidated basis. This MD&A is dated July 8, 2024, was approved by our Audit Committee on July 9, 2024, and should be read in conjunction with our unaudited interim consolidated financial statements and the notes thereto as at May 31, 2024 (“Interim Financial Statements”), as well as the MD&A and audited annual consolidated financial statements, including the notes thereto, as at November 30, 2023.

Except as otherwise indicated, the financial information contained in this MD&A and in our Interim Financial Statements has been prepared in accordance with International Accounting Standard (“IAS”) 34, Interim Financial Reporting of International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

The Company’s functional and presentation currency is the United States dollar (“USD”). All monetary amounts set forth in this MD&A and the Interim Financial Statements are expressed in USD, unless otherwise noted.

In this MD&A, the use of EGRIFTA® and EGRIFTA SV® (tesamorelin for injection) refers to tesamorelin for the reduction of excess abdominal fat in HIV-infected patients with lipodystrophy and the use of Trogarzo® (ibalizumab-uiyk) injection refers to ibalizumab for the treatment of multidrug resistant HIV-1 infected patients. EGRIFTA® and EGRIFTA SV® are registered trademarks of Theratechnologies and Trogarzo® is a registered trademark of TaiMed Biologics Inc. (“TaiMed”) under exclusive license to us for use in the United States of America and Canada.

Forward-Looking Information

This MD&A contains forward-looking statements and forward-looking information within the meaning of applicable securities laws that are based on our management’s belief and assumptions and on information currently available to our management, collectively, “forward-looking statements”. In some cases, you can identify forward-looking statements by terms such as “may”, “will”, “should”, “could”, “would”, “expect”, “plan”, “anticipate”, “believe”, “estimate”, “project”, “predict”, “intend”, “potential”, “continue” and similar expressions intended to identify forward-looking statements. Although we believe that the expectations reflected in these forward-looking statements are reasonable, these statements relate to future events or our future performance, and involve known and unknown risks, uncertainties and other factors that may cause our actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements. Forward-looking statements include, but are not limited to, statements

Theratechnologies Inc.

2015 Peel, 11th Floor

Montreal, Quebec H3A 1T8

about: our revenue guidance and Adjusted EBITDA guidance for Fiscal 2024; our expectations regarding the commercialization of EGRIFTA SV® and Trogarzo®; our ability and capacity to grow the sales of EGRIFTA SV® and Trogarzo® successfully in the United States and to meet our financial guidance; our capacity to meet supply and demand for our products; the market acceptance of EGRIFTA SV® and Trogarzo® in the United States; the continuation of our collaborations and other significant agreements with our existing commercial partners and third-party suppliers and our ability to establish and maintain additional collaboration agreements; our success in continuing to seek and in maintaining reimbursement for EGRIFTA SV® and Trogarzo® by third-party payors in the United States; the pricing and reimbursement conditions of other competing drugs or therapies that are or may become available; our capacity to meet the undertakings, covenants and obligations contained in the Marathon Credit Agreement (as defined below) and not be in default thereunder; our expectation regarding the refiling of a dossier for the F8 Formulation of tesamorelin and the expected timelines to receive a decision from the FDA; our capacity to find a partner to conduct a Phase 2b/3 clinical trial using tesamorelin for the treatment of NASH in the general population; our capacity to generate positive results from Part 3 of our Phase 1 clinical trial in ovarian cancer using sudocetaxel zendusortide; our capacity to find a partner to pursue the development of TH1902 and our SORT1+ TechnologyTM platform; our capacity to control expenses to achieve a positive adjusted EBITDA and net income; and, our expectations regarding our financial performance, including revenues, expenses, gross margins, profitability, liquidity, capital expenditures and income taxes; and our estimates regarding our capital requirements.

Such statements reflect our current views with respect to future events and are subject to certain risks, uncertainties and assumptions which may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed in or implied by the forward-looking statements. Certain assumptions made in preparing the forward-looking statements include that: sales of EGRIFTA SV® and Trogarzo® in the United States will increase over time; our expenses will remain under control; our commercial practices in the United States will not be found to be in violation of applicable laws; the long-term use of EGRIFTA SV® and Trogarzo® will not change their respective current safety profile; no recall or market withdrawal of EGRIFTA SV® and Trogarzo® will occur; no laws, regulation, order, decree or judgment will be passed or issued by a governmental body negatively affecting the marketing, promotion or sale of EGRIFTA SV® and Trogarzo® in the United States; continuous supply of EGRIFTA SV® and Trogarzo® will be available to meet market demand on a timely basis; our relations with third-party suppliers of EGRIFTA SV® and Trogarzo® will be conflict-free; the level of product returns and the value of chargebacks and rebates will not exceed our estimates in relation thereto; no biosimilar version of tesamorelin will be approved by the FDA; no vaccine or cure will be found for the prevention or eradication of HIV; we will not default under the terms and conditions of the Marathon Credit Agreement, including meeting the minimum liquidity and Marathon Adjusted EBITDA (as defined below) target covenants therein; the interest rate on the amount borrowed under the Marathon Credit Agreement will not materially vary upwards; we will be able to generate positive data, both from a safety and efficacy perspective, from the conduct of Part 3 of our Phase 1 clinical trial in ovarian cancer using sudocetaxel zendusortide; we will find a partner to conduct a Phase 2b/3 clinical trial studying tesamorelin for the treatment of NASH in the general population; we will be able to answer satisfactorily the questions raised by the FDA in their CRL (as defined below) and to resubmit a dossier seeking the approval of the F8 Formulation of tesamorelin; we will find a partner to pursue the development of TH1902 and our SORT1+ TechnologyTM platform; the timelines set forth herein will not be materially adversely impacted by unforeseen events that could arise subsequent to the date of this MD&A; our business plan will not be substantially modified; and, no international event, such as a pandemic or worldwide war, will occur and adversely affect global trade.

Theratechnologies Inc.

2015 Peel Street, 11th Floor

Montreal, Québec H3A 1T8

Forward-looking information assumptions are subject to a number of risks and uncertainties, many of which are beyond Theratechnologies’ control that could cause actual results to differ materially from those that are disclosed in or implied by such forward-looking information. These risks and uncertainties include, but are not limited to, those related to or arising from: the Company’s ability and capacity to grow the sales of EGRIFTA SV® and Trogarzo® successfully in the United States; the Company’s capacity to meet supply and demand for its products; the market acceptance of EGRIFTA SV® and Trogarzo® in the United States; the continuation of the Company’s collaborations and other significant agreements with its existing commercial partners and third-party suppliers and its ability to establish and maintain additional collaboration agreements; the Company’s success in continuing to seek and maintain reimbursements for EGRIFTA SV® and Trogarzo® by third-party payors in the United States; the success and pricing of other competing drugs or therapies that are or may become available in the marketplace; events that could disrupt the Company’s ability to successfully meet the timelines set forth herein; the discovery of a cure for HIV; the Company’s failure to meet the terms and conditions set forth in the Marathon Credit Agreement resulting in an event of default and entitling the lender to increase the interest rate by 300 basis points over the current rate and foreclosing on all of our assets; our inability to satisfactorily answer the questions raised by the FDA in the CRL leading to our decision to no longer pursue the approval of the F8 Formulation of tesamorelin, or the receipt from the FDA of an unfavorable decision regarding the F8 Formulation of tesamorelin; the inability of the Company to enter into a partnership agreement with a third party for its NASH program or for its oncology program; the occurrence of events changing the Company’s expectations regarding its financial performance, including revenues, expenses, gross margins, profitability, liquidity, capital expenditures and income taxes; and its capital requirements.

We refer current and potential investors to the “Risk Factors” section of our Annual Report filed under a Form 20-F dated February 21, 2024, available on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov, under Theratechnologies’ public filings. The reader is cautioned to consider these and other risks and uncertainties carefully and not to put undue reliance on forward-looking statements. Forward-looking statements reflect current expectations regarding future events and speak only as of the date of this MD&A and represent our expectations as of that date.

We undertake no obligation to update or revise the information contained in this MD&A, whether as a result of new information, future events or circumstances or otherwise, except as may be required by applicable law.

NON-IFRS AND NON-US GAAP MEASURE

The information presented in this MD&A includes a measure that is not determined in accordance with IFRS or U.S. generally accepted accounting principles (“U.S. GAAP”), being the term “Adjusted EBITDA”. “Adjusted EBITDA” is used by the Corporation as an indicator of financial performance and is obtained by adding to net profit or loss, finance income and costs, depreciation and amortization, income taxes, share-based

Theratechnologies Inc.

2015 Peel Street, 11th Floor

Montreal, Québec H3A 1T8

compensation from stock options, certain restructuring costs and certain write-downs (or related reversals) of inventories. “Adjusted EBITDA” excludes the effects of items that primarily reflect the impact of long-term investment and financing decisions rather than the results of day-to-day operations. The Corporation believes that this measure can be a useful indicator of its operational performance from one period to another. The Corporation uses this non-IFRS measure to make financial, strategic and operating decisions. “Adjusted EBITDA” is not a standardized financial measure under the financial reporting framework used to prepare the financial statements of the Corporation to which the measure relates and might not be comparable to similar financial measures disclosed by other issuers. A quantitative reconciliation of Adjusted EBITDA is presented under the heading “Reconciliation of Adjusted EBITDA” in this MD&A.

The calculation of the “Adjusted EBITDA” in this MD&A is different from the calculation of the adjusted EBITDA (the “Marathon Adjusted EBITDA”) under the credit agreement entered into with affiliates of Marathon in July 2022, as amended from time to time, (the “Marathon Credit Agreement”) for the purpose of complying with the covenants therein.

BUSINESS OVERVIEW

We are a biopharmaceutical company focused on the development and commercialization of innovative therapies addressing unmet medical needs.

Our business strategy is to grow revenues from the sale of our existing and potential future assets in North America and to develop a portfolio of complementary products, compatible with our expertise in drug development and our commercialization know-how, while tightly managing our expenses, in order to achieve a positive Adjusted EBITDA.

OUR MEDICINES

We currently have two approved products: EGRIFTA SV® and Trogarzo® in the United States.

EGRIFTA SV® (tesamorelin for injection) is a new formulation of EGRIFTA® which was originally approved by the FDA in November 2010 and was launched in the United States in January 2011. EGRIFTA SV® was approved by the FDA in November 2018, was launched in 2019, and has now replaced EGRIFTA® in such country. EGRIFTA SV® can be kept at room temperature, comes in a single vial and has a higher concentration resulting in a smaller volume of administration. EGRIFTA SV® is currently the only approved therapy in the United States and is indicated for the reduction of excess abdominal fat in HIV-infected adult patients with lipodystrophy. We have been commercializing this product in the United States since May 1st, 2014.

Trogarzo® (ibalizumab-uiyk) injection was approved by the FDA in March 2018 and, in combination with other antiretroviral(s) (“ARV”), is indicated for the treatment of human immunodeficient virus type 1(“HIV-1”) infection in heavily treatment-experienced adults with multidrug resistant (“MDR”) HIV-1 infection failing their current antiretroviral regimen. Trogarzo® was made commercially available in the United States in April 2018 and was the first HIV treatment approved with a new mechanism of action in more than 10 years. The treatment is administered every two weeks. It is a long-acting ARV therapy that can lead to an undetectable viral load in combination with other ARVs.

Theratechnologies Inc.

2015 Peel Street, 11th Floor

Montreal, Québec H3A 1T8

On October 3, 2022, the FDA approved a 30-second intravenous (“IV”) push method of administration for Trogarzo®. In December 2023, the FDA approved the Company’s Labelling Prior Approval Supplement to include a 2000-mg IV push loading dose for Trogarzo®. IV push is a method by which the undiluted medication is “pushed” by syringe for faster administration into the body’s circulation and is designed to make the administration of Trogarzo® easier and more convenient for people with HIV and their health care providers.

OUR PIPELINE

Theratechnologies has established a promising pipeline of investigational medicines in areas of high unmet need, including innovative medicines in oncology and NASH. The Company’s research & development activities also works on extending the lifecycle of its approved medicines, EGRIFTA SV® and Trogarzo® in HIV.

Lifecycle Management of Tesamorelin in Lipodystrophy

F8 Formulation

On September 25, 2023, the Corporation announced the filing of a sBLA with the FDA seeking the approval of a new formulation of tesamorelin for use in lipodystrophy (the “F8 Formulation”). On January 23, 2024, the Company received a complete response letter (“CRL”) from the FDA. The questions outlined in the CRL are largely related to chemistry, manufacturing and controls concerning the microbiology, assays, impurities and stability for both the lyophilized product and the final reconstituted drug product. In addition, the FDA requested further information to understand the potential impact of the proposed formulation on immunogenicity risk. The Company held a type A meeting with the FDA in March 2024 to further discuss the contents of the CRL and received important feedback on the file. Theratechnologies is still addressing the FDA’s questions and will provide an update upon re-submission. The FDA has confirmed a four-month review.

The F8 Formulation is eight times more concentrated than EGRIFTA® and two times more concentrated than the current F4 formulation sold under the trade name EGRIFTA SV®. The Company plans to withdraw EGRIFTA SV® from the market if and when the F8 Formulation is approved by the FDA. The F8 Formulation can be kept at room temperature, comes in a single vial and has a higher concentration resulting in a smaller volume of administration than EGRIFTA SV®. The F8 Formulation has the distinct advantage of requiring a single reconstitution per seven days of daily therapy.

Sudocetaxel Zendusortide

Phase 1 Clinical Trial

After pausing the Phase 1 clinical trial in December 2022, we announced, on June 2, 2023, the FDA’s agreement to our amended Phase 1 clinical trial protocol for sudocetaxel zendusortide following the submission of such amended protocol. The amended protocol is designed to improve the therapeutic window of sudocetaxel zendusortide and extend its duration of therapy. The amended protocol includes a change in the frequency of administration to weekly dosing and a narrowing of the patient population to focus on those with high-grade serous ovarian cancer, including high-grade peritoneal or fallopian tube cancer, or high-grade endometrioid cancer—a population in which preliminary efficacy has been observed thus far. Patient selection has also been refined to focus on those who are less heavily pretreated, with no more than one taxane failure and a maximum of eight prior cancer treatment regimens.

Theratechnologies Inc.

2015 Peel Street, 11th Floor

Montreal, Québec H3A 1T8

The amended study is a modified 6+6 design with two different dosing regimens that are within the efficacious range for sudocetaxel zendusortide: 1.75 mg/kg on days 1, 8, and 15 of a 28-day cycle (similar to 210 mg/m2 every 3 weeks) and 2.5 mg/kg on the same schedule (similar to 300 mg/m2 every 3 weeks). Four more patients could be enrolled at the higher dose, for a total of up to 16 patients in Part 3 of the trial. The amended protocol also includes an option for a basket expansion stage that would comprise patients with selected, difficult-to-treat tumor types in which sudocetaxel zendusortide has shown activity.

On February 15, 2024, the Company announced the completion of enrollment of the first six participants in Part 3 of its Phase 1 clinical trial of sudocetaxel zendusortide in patients with advanced ovarian cancer. Each patient received a dose of 1.75 mg/kg on days 1, 8, and 15 of a 28-day cycle. On March 21, 2024, we announced that we were moving to the next dose level in Part 3 of the Phase 1 clinical trial with the next 6 patients to receive a dose of 2.5 mg/kg. Study centers have been actively recruiting patients for the second cohort, such that we now have enrolled the six patients required to be treated at this higher dose.

For the fiscal year ended November 30, 2024 (“Fiscal 2024”), the Company has budgeted $4,800,000 to be allotted to the Phase 1 clinical trial and to other research and development activities related to its SORT1+Technology™ platform. Of this amount, $2,500,000 will be allocated to the Phase 1 clinical trial, $1,695,000 to laboratory work and employee salaries, and the remainder ($605,000) will be allocated to pharmaceutical development and other external expenses. In the six-month period ended May 31, 2024, the Company spent $977,000 on the Phase 1 clinical trial, $1,366,000 on laboratory work and employee salaries, and $157,000 on pharmaceutical development and other external expenses.

On March 22, 2024, the Company announced that it would phase down its preclinical oncology research activities, while continuing to conduct its ongoing Phase 1 clinical trial of sudocetaxel zendusortide, in patients with advanced ovarian cancer. The phasing down of those research activities is aligned with the Company’s business strategy to focus on its commercial business and generating positive Adjusted EBITDA and positive net income. As a result, for the three and six-month periods ended May 31, 2024, $336,000 was recorded in charges related to severance and other expenses and a charge of approximately $200,000 is expected to be recorded in the second half of 2024. In addition, the Company recorded in the three and six-month periods ended May 31, 2024, $766,000 in accelerated depreciation on equipment in research and development expenses.

The Company is currently reaching out to pharmaceuticals companies to out-license the rights to sudocetaxel zendusortide and to its SORT1+ TechnologyTM platform.

Theratechnologies Inc.

2015 Peel Street, 11th Floor

Montreal, Québec H3A 1T8

Tesamorelin for NASH in the General Population

On September 10, 2020, we announced our intent to study tesamorelin for the potential treatment of NASH in the general population using the F8 Formulation. In November 2020, we filed an Investigational New Drug Application (“IND”) with the FDA for a Phase 3 clinical trial evaluating tesamorelin for the treatment of NASH and we received a “Study May Proceed” letter for such Phase 3 clinical trial from the FDA in December 2020. The letter contained a recommendation that the Corporation requests a meeting to discuss the questions and comments contained in such letter to address certain aspects of the proposed trial design to ensure alignment with the agency’s expectations with NASH trials. The Corporation followed up on the FDA’s recommendation and requested a meeting with the agency.

In July 2021, after completion of our discussions with both the FDA and the EMA, we announced that the final Phase 3 clinical trial design would result in higher costs than what we had expected and, as a result, we were assessing our options to best execute this program, including seeking a potential partner.

Currently, we are not planning on initiating this trial, unless we can find additional resources, including a partner. We continue to pursue potential NASH partners in the marketplace. We continue to maintain that the further development of tesamorelin allows the Corporation to keep its positioning as one of the few options for drug developers to immediately partner with a company in order to launch a Phase 2b/3 NASH clinical trial.

Recent Highlights:

Reorganization of Preclinical Oncology Research Activities

On March 22, 2024, the Company announced that it would phase down its preclinical oncology research activities, while continuing to conduct its ongoing Phase 1 clinical trial of sudocetaxel zendusortide, in patients with advanced ovarian cancer. The phasing down of those research activities is aligned with the Company’s business strategy to focus on its commercial business and generating positive Adjusted EBITDA and positive net income. As a result, for the three and six-month periods ended May 31, 2024, $336,000 was recorded in charges related to severance and other expenses and a charge of approximately $200,000 is expected to be recorded in the second half of 2024. In addition, the Company recorded in the three and six-month periods ended May 31, 2024, $766,000 in accelerated depreciation on equipment in research and development expenses.

Sudocetaxel Zendusortide Presentation at ASCO 2024 Demonstrates Signs of Long-Term Efficacy and Manageable Safety Profile in Patients with Solid Tumors

At the 2024 American Society of Clinical Oncology (ASCO) annual meeting, the Company presented Phase 1 data from Parts 1 and 2 of the clinical trial with its lead investigational peptide-drug conjugate (PDC) candidate, sudocetaxel zendusortide demonstrating signs of long-term efficacy and a manageable safety profile in patients with solid tumors.

Study results suggest a unique, multimodal mechanism of action for sudocetaxel zendusortide that are distinct from other cancer therapeutics, including induction of immune cell infiltration even in “cold” tumor models, inhibition of vasculogenic mimicry, targeting of chemotherapy-resistant cancer stem cells, and activation of the cGAS/STING immune pathway. Additionally, investigators observed an early efficacy signal primarily in female cancers (ovarian cancer, endometrial cancer, triple-negative breast cancer [TNBC]), with seven of 16 participants (44%) achieving a clinical benefit (complete response + partial response + stable disease), as confirmed via Response Evaluation Criteria in Solid Tumors (RECIST) version 1.1.

Theratechnologies Inc.

2015 Peel Street, 11th Floor

Montreal, Québec H3A 1T8

USE OF PROCEEDS FROM RECENT FINANCINGS

January 2021 Offering

The following table shows the estimated use of proceeds of the unit offering completed in January 2021, compared with the actual use of proceeds as at May 31, 2024:

In millions	Estimated Use of Proceeds	Actual Use of Proceeds	Variance
Nash Phase 3 clinical trial	$30.5	$2.8	$(27.7)
Oncology R&D	$7.0	$11.1	$4.1
Commercial and marketing activities	$3.5	—	$(3.5)
Other	$1.5	$15.7	$14.2
Net Proceeds	$42.5	$29.6	$(12.9)

As at May 31, 2024, approximately $2,828,000 had been used in connection with the NASH Phase 3 clinical trial. The amount spent on this program to date allowed the Corporation to advance the negotiation of the trial design for the conduct of a Phase 2b/3 clinical trial. We are unable to assess the amounts required to finalize the Phase 2b/3 clinical trial with the FDA since we have voluntarily decided not to respond to the last questions received in February 2022 in order to address these with any potential partner we may find to optimize the design, if deemed relevant. The Corporation expects that the recruitment and dosing of the first 350 patients would cost approximately $50,000,000. Subject to the quality of the data obtained from the treatment of the first 350 patients, the Corporation estimates that an amount in excess of $100,000,000 will be necessary to complete the Phase 2b/3 and Phase 3 clinical trial. As previously stated, we will seek a partner before initiating any additional spending on the NASH program.

As at May 31, 2024, approximately $11,078,000 had been used in connection with research and development activities in oncology. For Fiscal 2024, the Company has budgeted $4,800,000 to be allotted to the Phase 1 clinical trial evaluating sudocetaxel zendusortide and for other research and development activities related to its SORT1+Technology™ platform. Of this amount, $2,500,000 will be allocated to the Phase 1 clinical trial, $1,695,000 to laboratory work and employee salaries, and the remainder ($605,000) will be allocated to pharmaceutical development and other external expenses.

In the second quarter ended May 31, 2024, the Company spent $588,000 on the Phase 1 clinical trial, $1,033,000 (including accelerated depreciation of $766,000) of on laboratory work and employee salaries, and $44,000 on pharmaceutical development and other external expenses.

Finally, the Corporation has not implemented new initiatives in terms of commercial and marketing activities, such that the funds earmarked for such use were added to its working capital. The variance between the amount reserved and the amount used as at May 31, 2024, represents funds held in cash pending their planned allocation as costs are incurred.

Theratechnologies Inc.

2015 Peel Street, 11th Floor

Montreal, Québec H3A 1T8

October 2023 Offering

The following table shows the estimated use of proceeds of the unit offering completed in October 2023, compared with the actual use of proceeds as at May 31, 2024:

In millions	Estimated Use of Proceeds	Actual Use of Proceeds	Variance
Funding of working capital	$19.1	—	$(19.1)
General and administrative expenses	$2.0	—	$(2.0)
Commercialization expenses	$2.0	—	$(2.0)
Net Proceeds	$23.1	—	$(23.1)

As at May 31, 2024, the Company has not used any of the proceeds from the October 2023 Offering.

The Company currently has an effective shelf registration statement with the Securities and Exchange Commission on Form F-3 as a result of its announcement made on December 21, 2023. However, as part of its filing, the Company has decided not to pursue the filing of its final short form base shelf prospectus with Canadian securities regulatory authorities. As previously disclosed, subject to obtaining all regulatory approvals, the shelf registration statement would allow the Company to offer in the United States up to an aggregate of $100,000,000 of common shares, preferred shares, subscription receipts, warrants, debt securities and units from time to time over a 25-month period.

FISCAL 2024 REVENUE AND ADJUSTED EBITDA GUIDANCE

Our anticipated Fiscal 2024 revenue guidance range is confirmed between $87 million and $90 million, or growth of the commercial portfolio in the range of 6.4% and 10.0%, as compared to the 2023 fiscal year results. We anticipate Adjusted EBITDA, a non-IFRS measure, to be between $13 and $15 million for Fiscal 2024.

SECOND QUARTER 2024 FINANCIAL RESULTS

Revenue Summary for Second Quarter and First Half Fiscal 2024

(in thousands of dollars)

	Three months ended May 31		% change	Six months ended May 31		% change
	2024	2023		2024	2023
EGRIFTA SV® net sales	16,200	10,853	49.3%	25,786	23,564	9.4%
Trogarzo® net sales	5,817	6,696	(13.1%)	12,478	13,893	(10.2%)
Revenue	22,017	17,549	25.5%	38,264	37,457	2.2%

Theratechnologies Inc.

2015 Peel Street, 11th Floor

Montreal, Québec H3A 1T8

Revenue

For the three- and six-month periods ended May 31, 2024, consolidated revenue was $22,017,000 and $38,264,000, compared to $17,549,000 and $37,457,000 for the same periods ended May 31, 2023, representing year-over-year increases of 25.5% for the second quarter and 2.2% for the first half of the Fiscal 2024.

For the second quarter of Fiscal 2024, net sales of EGRIFTA SV® were $16,200,000 compared to $10,853,000 in the second quarter of fiscal 2023, representing an increase of 49.3% year-over-year. Stronger sales of EGRIFTA SV® in the second quarter were mostly the result of strong demand for the product, combined with weaker than usual sales in Q2 of last year stemming from drawdowns in inventory early in the second quarter of 2023. Net sales for the six-month period ended May 31, 2024, which amounted to $25,786,000 compared to $23,564,000 in the same period in 2023, representing growth of 9.4%.

Trogarzo® net sales in the second quarter of Fiscal 2024 amounted to $5,817,000 compared to $6,696,000 for the same quarter of 2023, representing a decrease of 13.1% year-over-year. Lower sales of Trogarzo® were mostly due to competitive pressures in the multi-drug resistant segment of the HIV-1 market, where Trogarzo remains an important part of the treatment arsenal but has lost market share to market leaders in the segment.

For the six-month period ended May 31, 2024, Trogarzo® net sales were $12,478,000 compared to $13,893,000 in the same period in 2023.

Cost of Sales

For the three- and six-months ended May 31, 2024, cost of sales was $4,547,000 and $9,831,000 compared to $4,909,000 and $9,602,000 for the same periods in fiscal 2023.

Cost of Sales

	Three months ended May 31				Six months ended May 31
	2024		2023		2024		2023
	($000s)	% of Revenue	($000s)	% of Revenue	($000s)	% of Revenue	($000s)	% of Revenue
EGRIFTA SV®	1,549	9.6%	1,187	10.9%	3,436	13.3%	2,226	9.4%
Trogarzo®	2,998	51.5%	3,722	55.6%	6,395	51.2%	7,376	53.0%
Total	4,547	20.7%	4,909	28.0%	9,831	25.7%	9,602	25.6%

For the three- and six-month periods ended May 31, 2024, EGRIFTA SV® cost of sales was affected by a $251,000 and $1,088,000 provision related to the manufacturing of a batch of F8 Formulation of tesamorelin, as the F8 Formulation has not yet been approved by the FDA for commercialization. Trogarzo® cost of sales is contractually established at 52% of net sales, subject to periodic adjustment for returns or other factors.

Theratechnologies Inc.

2015 Peel Street, 11th Floor

Montreal, Québec H3A 1T8

R&D Expenses

R&D expenses in the three- and six-month periods ended May 31, 2024, amounted to $4,725,000 and $8,477,000 compared to $10,389,000 and $19,745,000 in the comparable periods of fiscal 2023. R&D expenses in the three-month period ended May 31, 2024 include the accelerated depreciation ($766,000) of equipment used as part of the preclinical oncology research activities, following the decision to cease early-stage R&D activities.

R&D expenses

(in thousands of dollars)

	Three months ended May 31				Six months ended May 31
	2024		2023	% change	2024		2023	% change
Oncology
Laboratory research and personnel	1,033	*	475	117%	1,366	*	988	38%
Pharmaceutical product development	44		3,394	-99%	157		4,343	-96%
Phase 1 clinical trial	588		482	22%	977		1,602	-39%
Medical projects and education	278		1,081	-74%	504		2,382	-79%
Salaries, benefits and expenses	1,271		2,491	-49%	2,614		5,121	-49%
Regulatory activities	376		415	-9%	807		798	1%
Trogarzo® IM formulation	6		320	-98%	26		850	-97%
Tesamorelin formulation development	448		379	18%	1,052		1,108	-5%
F8 human factor studies	5		454	-99%	7		613	-99%
Pen injector	—		44	—	—		339	—
European activities	50		113	-56%	52		339	-85%
Travel, consultants, patents, options, others	308		741	-58%	579		1,262	-54%
Restructuring costs	318		—	—	336		—	—
Total	4,725		10,389	-55%	8,477		19,745	-57%

*	Including accelerated depreciation ($766,000) of equipment used in the oncology program, following the decision to cease R&D activities related to the oncology program

R&D expenses in the second quarter of 2023 were negatively impacted by a provision of $3,042,000 related to sudocetaxel zendusortide material which could expire before we are able to use it in our clinical program. We recorded no such provision in the second quarter of 2024.

Theratechnologies Inc.

2015 Peel Street, 11th Floor

Montreal, Québec H3A 1T8

Selling Expenses

Selling expenses decreased to $6,367,000 and $12,068,000 for the three- and six-month periods ended May 31, 2024, compared to $6,479,000 and $13,293,000 for the same periods last year. The decrease in selling expenses in the six-month period ended May 31, 2024, is due in large part to tighter expense control in commercialization activities. Spending in the second quarter of Fiscal 2024 has stabilized following the completion of cost-cutting measures implemented in Fiscal 2023.

The amortization of the intangible asset value for the EGRIFTA SV® and Trogarzo® commercialization rights is also included in selling expenses. As such, we recorded amortization expense of $360,000 and $720,000 for the three- and six-month periods ended May 31, 2024 compared to $739,000 and $1,478,000 in the same periods of Fiscal 2023.

General and Administrative Expenses

General and administrative expenses in the three- and six-month periods ended May 31, 2024, amounted to $3,090,000 and $6,846,000 compared to $3,716,000 and $8,168,000 reported in the comparable periods of fiscal 2023. The decrease in General and Administrative expenses is largely due to the implementation of cost-cutting measures announced in Fiscal 2023.

Adjusted EBITDA

Adjusted EBITDA was $5,459,000 for the second quarter of fiscal 2024 and $5,212,000 for the six-month period ended May 31, 2024, compared to $(6,140,000) and $(10,032,000) for the same periods of Fiscal 2023. See “Non-IFRS and Non-US-GAAP Measure” above and see “Reconciliation of Adjusted EBITDA” below for a reconciliation to Net Loss for the relevant periods.

Net Finance Costs

Net finance costs for the three- and six-month periods ended May 31, 2024, were $2,183,000 and $4,308,000 compared to $1,943,000 and $6,883,000 for the comparable periods of Fiscal 2023. Net finance costs in the second quarter of Fiscal 2024 included interest of $2,313,000, versus $1,874,000 in the second quarter of Fiscal 2023. Net finance costs in the six-month period ended May 31, 2024 included interest of $4,587,000 versus $3,658,000 in the six-month period of Fiscal 2023. During the six-month period ended on May 31, 2023, net finance costs were also impacted by the loss on debt modification of $2,650,000 related to the issuance of common share purchase warrants (the “Marathon Warrants”) issued in connection with the amendments to the credit agreement entered into with affiliates of Marathon Asset Management (the “Credit Agreement”).

Net finance costs for the three- and six-month periods ended May 31, 2024, also included accretion expense of $382,000 and $756,000, compared to $609,000 and $1,142,000 for the comparable periods in 2023.

Net Income (Loss)

As a result of stronger revenues and the tight management of expenses over the past year, net income for the second quarter ended May 31, 2024 amounted to $987,000 compared to a net loss of $10,013,000. For the six-month periods ended May 31, 2024 and 2023 the Company recorded net losses of $3,494,000 and $20,456,000, respectively.

Theratechnologies Inc.

2015 Peel Street, 11th Floor

Montreal, Québec H3A 1T8

Financial Position, Liquidity and Capital Resources

Liquidity and Going Concern

As part of the preparation of the Interim Financial Statements, management is responsible for identifying any event or situation that may cast doubt on the Company’s ability to continue as a going concern.

As of the issuance date of the Interim Financial Statements, the Company expects that its existing cash and cash equivalents as of May 31, 2024, together with cash generated from its existing operations will be sufficient to fund its operating expenses and debt obligations requirements for at least the next 12 months from the issuance date of the Interim Financial Statements. Considering the recent actions of the Company, material uncertainty that raised substantial doubt about the Company’s ability to continue as a going concern was alleviated effective from these second quarter interim financial statements.

In an effort to reach sustainable profitability, the Company has undertaken a number of measures to rationalize its operations, including a decrease in research and development expenses and has established a new operating structure focused on its commercial business (including, for example as described in note 6 (a) of the Interim Financial Statements). For the three-month ended May 31, 2024, the Company generated a net profit of $987,000 (2023-net loss of $10,013,000) and had negative cash flows from operating activities of $290,000 (2023- negative $3,562,000). As at May 31, 2024, cash, bonds and money market funds amounted to $36,028,000.

The Marathon Credit Agreement contains various covenants, including minimum liquidity covenants whereby the Company needs to maintain significant cash, cash equivalent and eligible short-term investments balances in specified accounts, which restricts the management of the Company’s liquidity (refer to Note 7 of the Interim Financial Statements). As at May 31, 2024, the material covenants of the Marathon Credit Agreement, as amended, include: (i) minimum liquidity requirements to be between $15,000,000 and $20,000,000, based on the Marathon adjusted EBITDA (as defined in the Marathon Credit Agreement, the “Marathon Adjusted EBITDA”) targets over the most recently ended four fiscal quarters; and, (ii) minimum Marathon Adjusted EBITDA targets over the most recently ended four fiscal quarters. The breach of covenant provides the lender with the ability to demand immediate repayment of the loan and makes available to the lender the collateralized assets, which includes substantially all cash, cash equivalents and money market funds which are subject to control agreements. The Company does not currently have other committed sources of financing available to it.

The Company’s ability to continue as a going concern for a period of at least, but not limited to, 12 months from May 31, 2024, involves significant judgement and is dependent on the adherence to the conditions of the Marathon Credit Agreement or to obtain the support of the lender (including possible waivers and amendments, if necessary), on increasing its EGRIFTA SV® revenues and the continuing management of its expenses in order to meet or exceed the Marathon Adjusted EBITDA target and generate sufficient positive operating cash flows.

Theratechnologies Inc.

2015 Peel Street, 11th Floor

Montreal, Québec H3A 1T8

The Interim Financial Statements have been prepared assuming the Company will continue as a going concern, which assumes the Company will continue its operations in the foreseeable future and will be able to realize its assets and discharge its liabilities and commitments in the normal course of business.

Analysis of cash flows

We ended the second quarter of Fiscal 2024 with $36,028,000 in cash, bonds and money market funds. Available cash is invested in highly liquid fixed income instruments including governmental and municipal bonds, and money market funds.

For the three-month period ended May 31, 2024, cash generated by operating activities before changes in operating assets and liabilities improved to $2,616,000, compared to a cash usage of $8,205,000 in the comparable period of Fiscal 2023, or an improvement of $10,821,000.

In the second quarter of Fiscal 2024, changes in operating assets and liabilities had a negative impact on cash flow of $2,906,000 (2023-positive impact of $4,643,000). These changes included positive impacts from a decrease in inventories ($769,000), lower prepaid expenses and deposits ($473,000) and higher provisions ($524,000), and also include a negative impact from higher accounts receivable ($2,858,000) and lower accounts payable ($1,781,000).

During the second quarter of Fiscal 2024, cash used by investing activities amounted to $639,000, and financing activities used $137,000 in cash, mostly related to payment of the second milestone to TaiMed Biologics related to the approval of the IV push method of administration of Trogarzo® ($1,500,000), which was offset by the sale of bonds ($1,363,000).

Theratechnologies Inc.

2015 Peel Street, 11th Floor

Montreal, Québec H3A 1T8

Quarterly Financial Information

The following table is a summary of our unaudited consolidated operating results for the last eight quarters.

(in thousands of dollars, except per share amounts)

	2024		2023				2022
	Q2	Q1	Q4	Q3	Q2	Q1	Q4	Q3
Revenue	22,017	16,247	23,452	20,855	17,549	19,908	21,421	20,811
Operating expenses
Cost of sales
Cost of goods sold	4,547	5,284	5,066	4,967	4,909	4,693	5,909	5,292
R&D	4,725	3,752	5,229	5,396	10,389	9,356	9,455	8,425
Selling	6,367	5,701	6,748	6,728	6,479	6,814	7,809	8,404
General and administrative	3,090	3,756	3,739	3,710	3,716	4,452	3,956	4,209

Total operating expenses	18,729	18,493	20,782	20,801	25,493	25,315	27,129	26,330

Net finance costs	(2,183)	(2,125)	(5,005)	(674)	(1,943)	(4,940)	(2,078)	(1,879)
Income taxes	(118)	(110)	(73)	(126)	(126)	(96)	(143)	(151)

Net Income (Loss)	987	(4,481)	(2,408)	(746)	(10,013)	(10,443)	(7,929)	(7,549)

Basic and diluted earnings (loss) per share	0.02	(0.10)	(0.08)	(0.03)	(0.10)	(0.11)	(0.09)	(0.08)

Theratechnologies Inc.

2015 Peel Street, 11th Floor

Montreal, Québec H3A 1T8

Factors Affecting the Variability of Quarterly Results

There are quarter-over-quarter variations in net sales revenue, principally due to changes in distributor inventory levels with some additional impact from time to time related to average net selling price, which is affected by changes in the mix of private payors versus government drug reimbursement plans. We have also taken steps to reduce spending in R&D, which had an impact starting in the third quarter of 2023 and is continuing in 2024 as we reduce spending related to our oncology program.

Recent Changes in Accounting Standards

Standards issued but not yet effective

Refer to Note 2 of the Interim Financial Statements for changes in accounting policies, new standards adopted and standards issued but not yet effective.

Outstanding Share Data

As of July 8, 2024, the number of common shares issued and outstanding was 45,980,019. We also had 5,000,000 Marathon Warrants issued and outstanding, exercisable into 1,250,000 common shares, 2,038,651 options granted under our stock option plan and 3,381,816 Exchangeable Subscription Receipts.

Contractual Obligations

There was no material change in contractual obligations during the three- and six-month periods ended May 31, 2024.

Economic and Industry Factors

In the three months ended May 31, 2024, there were no material economic and industry factors affecting our business.

Internal Control

There was no change in the Company’s internal control over financial reporting, or (“ICFR”), that occurred during the period beginning on March 1, 2024, and ending on May 31, 2024 that has materially affected, or is reasonably likely to materially affect, the Company’s ICFR.

Theratechnologies Inc.

2015 Peel Street, 11th Floor

Montreal, Québec H3A 1T8

Reconciliation of Adjusted EBITDA

(In thousands of dollars)

	Three-month periods ended May 31		Six-month periods ended May 31
	2024	2023	2024	2023
Net income (loss)	987	(10,013)	(3,494)	(20,456)
Add :
Depreciation and amortization[1]	1,262	932	1,779	1,871
Net Finance costs[2]	2,183	1,943	4,308	6,883
Income taxes	118	126	228	222
Share-based compensation	340	702	967	1,278
Inventory provision[3]	251	170	1,088	170
Restructuring costs	318	—	336	—

Adjusted EBITDA	5,459	(6,140)	5,212	(10,032)

[1]	Includes depreciation of property and equipment, amortization of intangible, other assets and right-of-use assets.
[2]

Includes all finance income and finance costs consisting of: Foreign exchange, interest income, accretion expense and amortization of deferred financing costs, interest expense, bank charges, gain or loss on financial instruments carried at fair value and loss on debt modification and gain on lease termination.

[3]	Inventory provision pending marketing approval of the F8 Formulation.

Theratechnologies Inc.

2015 Peel Street, 11th Floor

Montreal, Québec H3A 1T8